Ballard Power Systems Inc.

News Release

Ballard Announces Commitment From Plug Power to Purchase 3,250 Fuel Cell Stacks Thru 2012
Deal underscores growing global demand for clean solutions in material handling operations

For Immediate Release – July 19, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) today announced a purchase order commitment from Plug Power Inc. (NASDAQ: PLUG) for a minimum 3,250 fuel cell stacks over the next 18-month period, for use in the material handling market.

The deal – structured under an existing equipment supply agreement between the companies that runs through 2014 – calls for Plug Power’s minimum purchase of 3,250 Ballard fuel cell stacks by the end of 2012, with power levels ranging from 1.5 kilowatts to 20.0 kilowatts each. Ballard anticipates that both the scale and cadence of associated product shipments will contribute to increased manufacturing efficiency and reduced fuel cell stack cost.

John Sheridan, Ballard’s President and CEO said, “This agreement enables further fuel cell stack cost reductions, which will strengthen competitiveness of fuel cell solutions compared to lead acid batteries. Together with ongoing systems development work underway at Plug Power, this will impact growth in the North American market and in Europe, as well.”

Ballard FCvelocity®-9SSL fuel cell stacks are integrated by Plug Power into its line of GenDrive® systems, which the company has designed to address the complete range of class-1, -2 and -3 forklift trucks for the North American market. Plug Power is also working to develop GenDrive® systems with Ballard fuel cell stacks which can facilitate further reductions in system cost, expand the set of addressable applications and increase geographic reach.

Andy Marsh, President and CEO of Plug Power said, “As we drive toward profitability, Plug Power has seen orders accelerate, with material handling customers continuing to convert distribution center lift truck fleets to GenDrive hydrogen fuel cell power. This agreement with Ballard is a reflection of the continuing growth of the sector, including new customers like Kroger Co. and repeat customers such as Sysco, who all feed into our manufacturing pipeline.”

Plug Power GenDrive® systems using Ballard fuel cell stacks have been deployed with a number of leading North American distributors and manufacturers, including Whole Foods, BMW, Central Grocers, Coca-Cola, FedEx Freight, Sysco, Walmart Canada and Wegmans.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products contain proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, including anticipated sales volume, product cost reductions, market growth and customer product deployments, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Media: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com